EXHIBIT 3.1

NOTE ABOUT TRANSLATION:

This document is an English translation of a document in Italian language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Italian text will govern by law. In this translation, Italian legal concepts are expressed in English terms and not in their original Italian terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

UNOFFICIAL ENGLISH TRANSLATION OF THE DEED OF INCORPORATION OF STEVANATO GROUP S.P.A.

Index number 13760

Collection number 3267

INCORPORATION OF A LIMITED LIABILITY COMPANY

REPUBLIC OF ITALY

On July 25, 1980, in Camposampiero, Via Filippetto, appeared before me, Mr. Giorgio Merone, notary public in Camposampiero, registered at the Register of Notaries of the District of Padova, without the presence of witnesses, as agreed between those present and with my consent,

The following individuals:

•	STEVANATO GIOVANNI born in S. Maria di Sala on October 25, 1912, and resident in Venezia-Trivigniano, Via Vivarini n. 17, entrepreneur, fiscal code STV GNN 12R25 I242X.

•	SAMBATARO GAETANO born in Belpasso on March 13, 1924, and resident in Piombino Dese, via Mussa n. 24, entrepreneur, fiscal code SMB GTN 24C13 A766N.

Of the identity of these people, all Italian citizens, I, the notary, am certain.

Art 1) The abovementioned individuals hereby incorporate a limited liability company under the business name “IMMOBILIARE PIOMBINESE s.r.l.”

Art. 2) The registered office of the company is in Piombino Dese, Via Molinella n. 17.

Art. 3) The company has the following objects: the purchase, sale, exchange, transfer to other companies, construction, trade, administration, use in any way or form of real estate assets and the granting of rents and sub rents, leases, leasing and any total or partial right, real or not on said real estate.

Other objects include: holding stakes in, buying bonds from, finance or otherwise participate in other companies, associations, foundations, and consortiums; complete financial and credit transactions (including through the grant of sureties) to achieve the corporate objective; and take any other action or complete any other transaction in connection with the corporate objective of the company. It will be able to fulfil all the industrial, commercial, financial, securities and real estate transactions useful to fulfil the corporate objective of the company.

Art 4) The share capital is fixed in L. 20,000,000=(lira twenty million) and is paid in by the shareholders as follows:

STEVANATO GIOVANNI:	L. 10,000,000

SAMBATEO GAETANO	L. 10,000,000

L. 20,000,000

In compliance with applicable law, three tenths of said share capital, i.e. lira six million (L. 6,000,000.=) have been deposited with the Bank of Italy, Padova branch, as per the receipt issued by the Bank of Italy, a copy of which is attached hereto under letter “A”.

The remaining seven tenths of the share capital have been paid to the company today so that the capital is fully paid up.

Art. 5) The duration of the company is fixed from today until December 31, 2010 and can be extended by the special meeting of the shareholders via resolution. The first fiscal year will end on December 31, 1980.

Art 6) The company is governed by the by-laws which I read to those present and was approved and signed by them before me. A copy of such articles of association is attached hereto under letter “B” and constitutes part of this certificate of incorporation.

Art. 7) Mr. STEVANATO GIOVANNI is appointed as Sole Director.

The Sole Director is exempted from providing bail.

Art. 8) The Sole Director is authorised to collect from the Padova branch of the Bank of Italy, the 3/10 of the share capital (L. 6,000,000.) deposited with the Bank of Italy, with exoneration from any responsibility for the Bank of Italy.

The Sole Director is granted the power to complete all the tasks necessary for the regular incorporation of the company, including the faculty of amending, adding to, or deleting from this deed and attached articles of association any provision pursuant to a request by the Judicial Authorities in the homologation of this deed.

Art. 9) The expenses relating to the execution of this deed are covered by the company.

This deed was written by me and by a person I trust on approximately four pages and 2 sheets of paper and was read by me to those attending who approved it.

Signed: STEVANATO GIOVANNI, GAETANO SAMBATARO, notary public GIORGIO MERONE.

This certified copy of the deed is hereby released.

Camposampiero

/s/ Giorgio Merone

COURT OF PADOVA Sez. I Civil

Council Chamber comprised of:

Dr. Giuseppe Giovannella – Chairman

Dr. Francesco Abate – Judge

Dr. Sandro Merz – Judge

Whereas, we have reviewed the above requests and the documents attached. Whereas, we have reviewed the report of the delegate judge and heard the opinion of the prosecutor. Having confirmed the existence of the conditions provided for by applicable law

IT IS ORDERED

The registration in the public register and the filing of the deed of incorporation 25 July 1970 no.

Rep. 13760. Notary Dr. Merone, relating to the company “IMMOBILIARE PIOMBINESE S.R.L.” with registered office in Piombino Dese, share capital 20,000,000. Immediate effect is granted pursuant to art. 741 C.P.C.

Padova, October 9, 1980

/s/ the Clerk	/s/ the Chairman

THE CLERK	THE CHAIRMAN

For acknowledgement

Padova, October 17, 1980

/s/ Lorenzo Zen

The prosecutor

Annex A

Annex B

Articles of Association

Art. 1) The limited liability company “Immobiliare Piombinese s.r.l.” is hereby incorporated.

Art. 2) The company’s registered offices is in Piombino Dese, via Molinella, 17. The company may open branches, agencies and representative offices also elsewhere, both in Italy and abroad.

It should be assumed that the legal domicile of each shareholder for matters relating to the relationship between the shareholders and the company is the registered office of the company.

Art. 3) The duration of the company is set from the date of the certificate of incorporation until 31.12.2010 and can be extended or dissolved in advance with a resolution of the shareholders in accordance with applicable law and the provisions of this by-laws.

Art. 4) The company has the following purpose: the purchase, sale, exchange, transfer to other companies, construction, trade, administration, use in any way or form of real estate assets and the granting of rents and sub rents, leases, leasing and any total or partial right, real or not on said real estate.

Other purposes include: holding stakes in, buying bonds from, finance or otherwise participate in other companies, associations, foundations, and consortiums; complete financial and credit transactions (including through the grant of sureties) to achieve the corporate purpose; and take any other action or complete any other transaction in connection with the corporate purpose of the company. It will be able to fulfil all the industrial, commercial, financial, securities and real estate transactions useful to fulfil the corporate objective of the company.

Art. 5) The share capital is fixed in lira 20,000,000.= divided in shares of lira 1,000 each. The share capital may be increased pursuant to applicable law.

Art. 6) The shares may be transferred to whomever with prior authorization of the board of directors or of the sole director.

Obviously, the transfer of shares will be effective against the company only from the date of the annotation of such transfer on the shareholders’ register. Authorization is also required for transfers to other shareholders.

Art. 7) Directors must convene the shareholder’s meeting at least once a year, within four months of the closing of the financial year (or within six months in case of a specific need).

The meeting is called by the directors, also in a location different from the registered office, with registered mail notice sent to the shareholders at the domicile resulting from the shareholder’s register, the directors, and if appointed, the auditors, at least eight days prior to the day set for the meeting.

The notice of call to meeting must specify the day, time, and place of the meeting, the agenda, and an alternative date can be set for the second meeting.

Failing a regular notice of call, the meeting is validly convened with the presence of all shareholders, in person or by proxy of the directors and, if appointed, by the board of statutory auditors.

Without prejudice to the provisions of the previous paragraph, the meeting is validly convened and resolved both in first and second call with the legal majority.

The shareholders may be represented only by another shareholder via a written proxy. No director or employee of the company may represent a shareholder.

Art. 8) The shareholder meeting is chaired by the sole director, or by the chairman of the board of directors or, in case of his absence or impossibility to attend, by the person designated by the majority of the shareholders. Unless an extraordinary meeting is called, in which case the minutes of the meeting are drafted by a notary public, the Chairman of the shareholder meeting must appoint a secretary, who can also be a shareholder, for the purpose of drafting the minutes.

Art 9) When appointing the management body, the shareholder meeting can resolve to appoint either a sole director or a board comprised of no less than 3 and no more than 5 directors.

Also non-shareholders can be appointed as directors. Directors, who can be reappointed, are appointed for a period to be determined by the shareholders at the shareholder meeting where such directors were appointed. The duration of the mandate of the first director of the company is determined in the certificate of incorporation.

Art. 10) The management body is granted the widest powers to pursuit the corporate purpose, without any limitation or distinction between acts of ordinary or extraordinary administration, except for those matters which are reserved to the shareholders’ meeting by law or this articles of association. Therefore, the management body has the following powers, which should not be considered exhaustive or comprehensive: power to purchase, exchange and dispose of securities and real estates, power to assume obligations including bills and mortgage loans, power to acquire stakes in other companies incorporated or being incorporated, also via contribution in kind, power to carry out transactions with the Public Debt, Cassa Depositi e Prestiti, banks, Istituto di Emissione and any other public and private office, power to grant, subrogate, defer, cancel and waive mortgages, transcriptions and annotations of all kinds, holding harmless the Real Estate

Registers, the directors of Public Debt and Cassa Depositi e Prestiti and any other public or private body from any responsibility. The management body considers and resolves on matters relating to litigation (regardless of the appellate level) including on any settlement. The management body also has the power to appoint arbitrators in connection with dispute resolution mechanisms.

The management body can delegate specific tasks or duties to one or more directors, nominate an executive committee, managing directors, directors general, directors and prosecutors, and delegate their corporate signature for those tasks, bail, wages, interest and restrictions as it may deem appropriate.

The management body is competent for the hiring of the company’s personnel, setting the relevant salaries.

When the company has a board of directors, the board, if the shareholders’ meeting has not done so, appoints its own Chairman.

Art. 11) The sole director or, if there is a board of directors, the Chairman of the board, is entitled to sign on behalf of the company and has the power to represent the company before third parties (including in court).

Art. 12) In addition to their annual wage that is fixed by the meeting of shareholders, the directors of the company are entitled to a refund of the expenses sustained in connection with their positions as directors.

Art. 13) The fiscal year ends on December 31 of each year. The first fiscal year ends on December 31, 1980.

Art. 14) The profits of the company, net of the 5% (five percent) to be allocated to legal reserve and any interests assigned pursuant to Article 10 of this articles of association, shall be allocated in accordance with a shareholders’ resolutions.

Art. 15) In the event of dissolution of the company, the shareholders’ meeting shall appoint one or more liquidators, determining their competencies and the compensation.

Art. 16) Any dispute between shareholders in relation to the company and any dispute between a shareholder and the company itself, shall be resolved by an arbitration panel. The arbitrators shall be appointed as follows: one by each party and a third one appointed by the arbitrators appointed by the parties. Failing the agreement of the arbitrators on the appointment of the third judge, this should be appointed by the president of the C.C.I. of Padova shall appoint, who shall also appoint the arbitrators to be appointed by the parties if tha party who had the right to appoint such arbitrator failed to do so.

Art. 17) For all that is not expressly contemplated in this articles of association, the provisions of the Civil Code and other laws in force on the subject apply.

Signed: STEVANATO GIOVANNI , GAETANO SAMBATARO, notary public GIORGIO MERONE.